NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 5, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 21, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Structured Asset Trust Unit Repackagings (SATURNS), JPM Capital Security-Backed Series 2002-6 Trust (the 'Trust'), announced on February 13, 2007 that a 'Trust Wind Up Event' has occurred under the terms of the Trust Agreement governing the Trust and that the Trust will liquidate its assets and terminate. Settlement of a sale of the securities held by the Trust is expected to occur and a liquidation distribution is expected to be made with respect to the Units of the Trust on or about February 20, 2007. The Trust Wind Up Event and requirement for termination of the Trust arose after JPM Capital Trust announced that it will fully redeem all of the underlying securities, including those held by the Trust, on February 20, 2007. On February 13, 2007, in response to the redemption notice by JPM Capital, the Swap Counterparty for the Trust notified the Trust of its intent to exercise its call option representing its right to call all of the underlying securities owned by the Trust. Under the Swap Agreement, the Swap Counterparty will pay an amount equal to (i) the Unit Principal Balance of the Class A Units, (ii) accrued interest on the Class A Units and (iii) accrued interest on the Class B Units. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 21, 2007.